Exhibit 3

[LETTERHEAD OF FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS]

January 13, 2005

FEDERAL EXPRESS

Sizeler Property Investors, Inc.

2542 Williams Boulevard

Kenner, Louisiana 70062

Attention:

Sidney W. Lassen

Chairman of the Board

Dear Mr. Lassen:

We are in receipt of your letter dated January 12, 2005 responding to our letter of January 7, 2005.  Although we disagree with your conclusion that you are prohibited from providing the requested information to a single stockholder, we have no objection to your disclosing the requested information in a manner such that it will be available to all stockholders of Sizeler Property Investors, Inc.  Given that the $2.7 million in “closing costs and fees” in connection with the sale of Lakeview Club Apartments represented more than 6% of the sales price and the current climate calling for enhanced disclosure by public companies, we believe the components of “closing costs and fees” are important information which should be promptly disclosed, especially if any of the payments were made to related parties.

We look forward to reading your filing addressing this request.  Please direct any questions to Michael L. Ashner, c/o First Union Real Estate Equity and Mortgage Investments, Two Jericho Plaza, Wing A, Suite 111, (516) 822-0022 (phone), (516) 433-2777 (facsimile).

Very truly yours,

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

By:	/s/ Michael L. Ashner
Michael L. Ashner
Chief Executive Officer